UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated April 7, 2023

Commission File Number: 001-40286

Arrival

(Translation of registrant’s name into English)

60A, rue des Bruyères

L-1274 Howald,

Grand Duchy of Luxembourg

+352 26845062

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN EACH OF THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-254885, FILE NO. 333-266472 AND FILE NO. 333-270019) AND THE REGISTRATION STATEMENT ON FORM S-8 (FILE NO. 333-259673) OF ARRIVAL AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On April 6, 2023, Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the RCS under number B248209 (the “Company”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with Kensington Capital Acquisition Corp. V, a Cayman Islands exempted company incorporated with limited liability (“Kensington”). Capitalized terms used but not otherwise defined in this Current Report on Form 6-K have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the Company will cause one of its wholly-owned subsidiaries to cause a joint stock company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (“PubCo”) to be formed as soon as practicable and to become a party to the Business Combination Agreement.

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of both the Company and Kensington, and, when formed, will be approved by the board of PubCo.

The Business Combination Agreement

Timing of Business Combination

The Business Combination Agreement provides that, among other things, (i) on the Closing Date, Kensington will merge with and into PubCo (the “Initial Merger”), with PubCo being the surviving entity, (ii) immediately after the effectiveness of the Initial Merger, PubCo will redeem and cancel the shares held by its initial shareholder pursuant to a share capital reduction of PubCo (the “Redemption”), and (iii) immediately following the effectiveness of the Initial Merger and the Redemption, the Company will merge with and into PubCo (the “Second Merger” and together with the Initial Merger and the Redemption, the “Business Combination” and the Business Combination together with the other transactions related thereto, the “Proposed Transactions”), with PubCo being the surviving entity.

The Initial Merger is to become effective on the date and at the time at which the notarial deed of the sole shareholder’s resolutions of PubCo approving the Initial Merger has been duly published in the Recueil Electronique des Sociétés et Associations (the Luxembourg official gazette), subject to the execution of a plan of merger between PubCo and Kensington (the “Cayman Plan of Merger”) and the registration of the Cayman Plan of Merger and the filing of other documents required under the Cayman Act with the Registrar of Companies of the Cayman Islands in accordance with the applicable provisions of the Cayman Act (the time the Initial Merger becomes effective, the “Initial Merger Effective Time”).

The Redemption is to become effective immediately after the Initial Merger Effective Time, at which point PubCo will redeem and cancel the shares held by its initial shareholder and proceed with a reduction of its share capital for an amount equal to the nominal value of the redeemed shares.

The Second Merger is to become effective on the Closing Date on the day after the date of the effectiveness of the Initial Merger and the satisfaction of the conditions that are required to be satisfied at or prior to the Second Merger Effective Time, or such other time as the Company and Kensington may agree in writing (the time the Second Merger becomes effective, the “Second Merger Effective Time”).

Conversion of Shares and Separation of Units prior to the Initial Merger

Immediately prior to the Initial Merger, (i) each Kensington Class B ordinary share, par value $0.0001 (the “Kensington Class B Ordinary Shares”), issued and outstanding immediately prior to the Initial Merger Effective Time will be converted into and exchanged for one fully paid and nonassessable Kensington Class A ordinary share, $0.0001 par value (the “Kensington Class A Ordinary Shares” and together with the Kensington Class B Ordinary Shares, the “Kensington Ordinary Shares”), and (ii) each unit of Kensington (consisting of one Kensington Class A Ordinary Share and three-fourths of a Kensington public warrant to purchase Kensington Class A Ordinary Shares (such warrants, the “Kensington Public Warrants” and such units, the “Kensington Units”)) outstanding immediately prior to the Initial Merger Effective Time will be detached and the holder thereof deemed to hold one Kensington Class A Ordinary Share and three-fourths of a Kensington Public Warrant in accordance with the terms of the applicable Kensington Unit (such conversion, the “Pre-Merger Conversion”).

Conversion of Securities upon Initial Merger

At the Initial Merger Effective Time:

(a)

each Kensington Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time but after the Pre-Merger Conversion (other than Kensington Class A Ordinary Shares validly submitted for redemption pursuant to Kensington’s amended and restated memorandum and articles of association) will be cancelled and cease to exist in exchange for a number of newly issued ordinary shares of PubCo with an accounting par value per share (“PubCo Ordinary Shares”) that is equal to the quotient obtained by dividing $17.00 by the volume-weighted average price for the Company’s shares with an accounting value per share (the “Company Shares”) for each of the ten consecutive Trading Days immediately preceding the fourth day prior to the Kensington Shareholders Meeting (defined herein) (the “Exchange Ratio”);

b)

each Kensington Public Warrant and each warrant purchased by Kensington Capital Sponsor V LLC (the “Sponsor”) in a private placement in connection with Kensington’s initial public offering or in connection with the extensions of the time Kensington has to consummate an initial business combination outstanding after the Pre-Merger Conversion and immediately prior to the Initial Merger Effective Time will cease to be a warrant to acquire Kensington Class A Ordinary Shares and be assumed by PubCo and converted into a warrant to purchase a number of PubCo Ordinary Shares at an exercise price determined pursuant to the Warrant Agreement, dated as of August 12, 2021, by and between Kensington and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent; and

(c)

if there are any Kensington Ordinary Shares that are owned by Kensington as treasury shares or any Kensington Ordinary Shares owned by any direct or indirect subsidiary of Kensington immediately prior to the Initial Merger Effective Time, such Kensington Ordinary Shares will be canceled and cease to exist without any conversion thereof or payment or other consideration therefor.

Conversion of Securities upon Second Merger

At the Second Merger Effective Time:

(a)	each Company Share issued and outstanding immediately prior to the Second Merger Effective Time will be cancelled and cease to exist and exchanged for one PubCo Ordinary Share;

(b)

each Company Option outstanding immediately prior to the Second Merger Effective Time, will be assumed by PubCo and converted into an option to purchase PubCo Ordinary Shares under the equity incentive plan to be adopted by PubCo in connection with the Proposed Transactions (the “Equity Plan”);

(c)	each award of Company Restricted Shares outstanding immediately prior to the Second Merger Effective Time will be converted into an award of restricted PubCo Ordinary Shares under the Equity Plan; and

(d)

each award of Company RSUs outstanding immediately prior to the Second Merger Effective Time will be assumed by PubCo and converted into an award of restricted share units representing the right to receive PubCo Ordinary Shares under the Equity Plan.

Proxy/Registration Statement

As promptly as practicable, after the date of the Business Combination Agreement, the Company and Kensington will prepare, and PubCo will file, with the Securities and Exchange Commission (the “SEC”), a registration statement on Form F-4 (as amended or supplemented, the “Proxy/Registration Statement”), which will include a prospectus with respect to the Proposed Transactions and a proxy statement of Kensington, which will be used for the general meeting of Kensington (the “Kensington Shareholders Meeting”) to be held to consider, among other things: (A) the adoption and approval of the Business Combination Agreement, the Initial Merger and the Proposed Transactions, (B) the adjournment of the Kensington Shareholders Meeting, if necessary, for up to 15 days to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the proposal in clause (A), and (C) the adoption and approval of any other proposals the parties deem necessary to approve the Proposed Transactions (the “Kensington Proposals”).

Stock Exchange Listing

Until the closing of the Proposed Transactions (the “Closing”), Company will use its reasonable best efforts to keep the Company Shares listed for trading on the Nasdaq Stock Market LLC (“Nasdaq”), Kensington will use its reasonable best efforts to keep the Kensington Units, the Kensington Class A Ordinary Shares and the Kensington Public Warrants listed for trading on The New York Stock Exchange, and each of Kensington, PubCo, and the Company will use its reasonable best efforts to cause (a) PubCo’s initial listing application with Nasdaq in connection with the Proposed Transactions to be approved, (b) PubCo to satisfy all applicable initial and continuing listing requirements of Nasdaq, and (c) the PubCo Ordinary Shares issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, in each case as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the Closing.

Closing

The Closing will occur as promptly as practicable, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of each of the Company, PubCo (as of the date of its accession to the Business Combination Agreement) and Kensington relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. Kensington has agreed to customary “no shop” obligations. The Company has agreed to customary “no-shop” restrictions, with exceptions permitting it to solicit transactions that do not result in a change of control or that would not result in a type of financing that the parties agreed would be overly dilutive.

Conditions to Closing

Mutual

The obligation of the Company and Kensington to consummate the Business Combination, are each subject to the following conditions:

(a)	the required approvals by Kensington’s and the Company’s shareholders;

(b)

no Governmental Authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions, including the Business Combination;

(c)

all required filings under the HSR Act having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act having expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder having been obtained from the appropriate Governmental Authorities;

(d)

all consents, approvals and authorizations set forth in the Business Combination Agreement having been obtained from and made with all Governmental Authorities (and, to the extent any Regulatory Filings are prepared or submitted pursuant to the Business Combination Agreement, all consents, approvals and authorizations pursuant to such filings shall have been obtained from the appropriate Governmental Authorities);

(e)

the Registration Statement having been declared effective under the Securities Act of 1933, as amended (the “Securities Act”) and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or be threatened by the SEC;

(f)

the PubCo Ordinary Shares to be issued in connection with the Proposed Transactions having been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders; and

(g)

Luxembourg independent statutory auditors (réviseurs d’entreprises agréé) of PubCo having issued, at or before the date on which the sole shareholder of PubCo approves the Mergers, appropriate reports on the Exchange Ratio applicable to each of the Mergers.

(h)

the board of directors of Kensington, PubCo and the Company respectively having issued, at least one month prior to the Approval Date, the appropriate reports explaining the terms of the Initial Merger and the Second Merger and such reports having been made available at least one month prior to the Approval Date to the applicable shareholders

Kensington

The obligations of Kensington to consummate the Initial Merger are subject to the following additional conditions:

(a)

(i) the representations and warranties of the Company contained in the sections titled (A) Organization and Qualification; Subsidiaries, (B) Capitalization, (C) Authority Relative to the Business Combination Agreement and (D) Brokers in the Business Combination Agreement, and (ii) the representations and warranties of the Company and PubCo contained in the sections titled (1) Organization and Qualification; Subsidiaries, (2) Capitalization, (3) Authority Relative to the Business Combination Agreement, and (4) Brokers in the Business Combination Agreement, are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of the Company and PubCo contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (X) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (Y) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b)

the Company and PubCo having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date;

(c)	the Company having delivered to Kensington a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain closing conditions;

(d)	no Company Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date; and

(e)	the PubCo Ordinary Shares issuable in connection with the Proposed Transactions having been duly authorized by the general meeting or management board of PubCo and PubCo’s organizational documents.

PubCo

The obligations of PubCo to consummate the Initial Merger are subject to the following additional conditions:

(a)

the representations and warranties of Kensington contained in the sections titled (i) Corporation Organization; Subsidiaries (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Kensington Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Kensington contained in the Business Combination Agreement are true and correct (without giving any effect to any limitation as to “materiality” or “Kensington Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Kensington Material Adverse Effect;

(b)

Kensington having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

(c)	Kensington having delivered to the Company a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain closing conditions;

(d)

other than those persons identified as continuing directors in accordance with the Business Combination Agreement, all members of the board of directors of Kensington having executed written resignations effective as of the Initial Merger Effective Time; and

(e)	no Kensington Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Initial Merger Effective Time (and with respect to (a) and (c) below only, the Second Merger Effective Time), notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Transactions by the shareholders of the Company or Kensington, as follows:

(a)	by mutual written consent of the Company and Kensington;

(b)

by the Company or Kensington, if the Initial Merger Effective Time has not occurred prior to August 27, 2023 (the “Outside Date”) unless otherwise agreed by the Company or Kensington; provided, however, that the Business Combination Agreement may not be terminated due to the Initial Merger Effective Time not occurring prior to the Outside Date by or on behalf of any party (A) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of the conditions to the consummation of the Proposed Transactions on or prior to the Outside Date, or (B) against which any legal proceeding is brought by a party to the Business Combination Agreement for specific performance or injunctive or other forms of equitable relief in connection with the Business Combination Agreement (which prohibition on such party’s right to terminate the Business Combination Agreement continues throughout the pendency of such legal proceeding);

(c)

by the Company or Kensington, if any Governmental Authority has enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and non-appealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise prevents or prohibits consummation of the Proposed Transactions;

(d)	by the Company or Kensington, if any of the Kensington Proposals fail to receive the requisite vote for approval at the Kensington Shareholders’ Meeting;

(e)

by Kensington if (i) the required approval by the Company’s shareholders has not been obtained at the Company Shareholders Meeting; or (ii) there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of the Company or PubCo set forth in the Business Combination Agreement, or if any representation or warranty of the Company or PubCo has become untrue, in either case such that the closing conditions with respect to the accuracy of the representations and warranties and the performance of the agreements and covenants of the Company and PubCo specified above would not be satisfied (“Terminating Company Breach”); provided, however, that Kensington has not waived such Terminating Company Breach and Kensington is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further, however, that, if such Terminating Company Breach is curable by the Company or PubCo, Kensington may not terminate the Business Combination Agreement under this provision for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of the breach is provided by Kensington to the Company; or

(f)

by the Company if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Kensington set forth in the Business Combination Agreement, or if any representation or warranty of Kensington has become untrue, in either case such that the closing conditions with respect to the accuracy of the representations and warranties and the performance of the agreements and covenants of Kensington specified above would not be satisfied (“Terminating Kensington Breach”); provided, however, that the Company has not waived such Terminating Kensington Breach and neither the Company nor PubCo is then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further, however, that, if such Terminating Kensington Breach is curable by Kensington, the Company may not terminate the Business Combination Agreement under this section for so long as Kensington continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by the Company to Kensington.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement, in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto, or in the case of fraud.

A copy of the Business Combination Agreement is filed with this Current Report on Form 6-K as Exhibit 99.4 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 6-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Kensington, the Company or its subsidiaries, or PubCo. In particular, the assertions embodied in representations and warranties by Kensington, the Company and PubCo contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Kensington, the Company, its subsidiaries, or PubCo.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington, the Company and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (i) vote in favor the proposals to be voted upon at the Kensington Shareholders Meeting in connection with the business combination, including approval of the Business Combination Agreement and the transactions contemplated thereby and (ii) forfeit a number of Kensington Class B Ordinary Shares in proportion to the number of Kensington Class A Ordinary Shares that are redeemed in connection with the Business Combination.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 99.6 to this Current Report on Form 6-K, and incorporated herein by reference.

Registration Rights Agreement

At the Closing, PubCo, the Sponsor and certain shareholders of the Company will enter into a Registration Rights Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, (i) the Sponsor and such shareholders of the Company will be granted certain registration rights with respect to their respective equity securities of PubCo, and (ii) the Sponsor will agree not to effect any sale or distribution of any equity securities of PubCo held by the Sponsor during the lock-up period described therein (subject to certain exceptions), in each case, on the terms and subject to the conditions therein.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 99.5 to this Current Report on Form 6-K, and incorporated herein by reference.

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION

No Offer or Solicitation; Additional Information and Where to Find It

These materials are for informational purposes only and do not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and an indirect subsidiary of the Company (“NewCo”) that will be created and will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that NewCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on these materials or any of their contents.

SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, KENSINGTON, NEWCO AND THE PROPOSED BUSINESS COMBINATION.

Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and NewCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/business-combination and Kensington’s website at https://www.autospac.com.

These materials do not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, NewCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction.

Participants in the Solicitation

The Company, Kensington, NewCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Other information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

These materials contain certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in these materials, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including, but not limited to, the adoption of the business combination agreement by the shareholders of the Company and Kensington, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or NewCo related to the business combination agreement or the Proposed Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on the Nasdaq Stock Market LLC, (vi) the price of Kensington’s, the Company’s and post-combination NewCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market LLC or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. In addition, forward-looking financial information and the Company’s expectations as to its ability to execute on its current business plan in the near term and the longer term are based on a number of assumptions that the Company makes, including the following assumptions that the Company’s management believes to be material: (i) operational assumptions, including, the development and commercialization of the Company’s vehicles, the roll out of the Company’s microfactory manufacturing locations, the production capacity of the Company’s microfactories, the selection of the Company’s products by customers in the commercial van industry, growth in the various markets the Company is targeting, average selling prices and resulting sales of vehicles; (ii) the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as the Company commences production in its microfactories; (iii) the Company’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its microfactories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure; and (iv) capital expenditure is based on a number of assumptions regarding the expenditure required to build the Company’s microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment. In making the foregoing assumptions, the Company’s management relies on a number of factors, including its experience in the automotive industry, its experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing the Company’s vehicles; and third-party forecasts for industry growth.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company nor any of its affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of the respective Materials, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in the Materials or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations.

Neither the Company nor its advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update these materials or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation.

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release, dated April 6, 2023.

99.2	Investor Presentation

99.3	Conference Call Script

99.4*	Business Combination Agreement, dated as of April 6, 2023, by and among the Company, Kensington, and PubCo.

99.5	Form of Registration Rights Agreement by and among PubCo, the Sponsor and certain shareholders of the Company.

99.6	Sponsor Support Agreement, dated as of April 6, 2023, by and among the Sponsor, the Company and Kensington.

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARRIVAL

By	/s/ John Wozniak
Name: John Wozniak
Title: Chief Financial Officer

Dated: April 7, 2023